UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Alere Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

51 Sawyer Road, Suite 200
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Alere Inc. (the “Company” or “Alere”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Second Quarter Quarterly Report”) within the prescribed time period without unreasonable effort or expense.

As previously disclosed, the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”) was delayed due to the Company’s analysis of certain aspects of revenue recognition for the years ended December 31, 2015, 2014 and 2013 (and each of the quarters in those annual periods).  The Company concluded this analysis and filed the Annual Report on August 8, 2016.  As disclosed in the Annual Report, the Company will include revisions to its interim financial statements for 2015 in its Quarterly Reports on Form 10-Q for 2016.

While the Company continues to work expeditiously to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 and the Second Quarter Quarterly Report as soon as practicable, as a result of the previous concentration of resources on completing the Annual Report (which needed to be completed prior to the Quarterly Reports), the Company does not anticipate filing the Second Quarter Quarterly Report within the five day extension provided by Rule 12b-25(b).

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue”, “can” or similar words. A number of important factors could cause actual results of Alere and its subsidiaries to differ materially from those indicated by such forward-looking statements.  These factors include, but are not limited to, (i) risks relating to the ongoing investigations by the SEC and the United States Department of Justice; (ii) the risk that these or other risk factors impact the expected timing of its Quarterly Reports on Form 10-Q for the first and second quarter of 2016; (iii) the risk that the failure by Alere to file its Quarterly Reports on Form 10-Q for the first and second quarter of 2016 in a timely manner could lead to the acceleration of the maturity of certain of Alere’s indebtedness; (iv) the risk that any amendment that the Company expects to seek to its secured credit agreement will not be approved; and (v) the risk factors detailed in Part I, Item 1A, “Risk Factors,” of Alere’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (as filed with the Securities and Exchange Commission on August 8, 2016) and other risk factors identified herein or from time to time in Alere’s periodic filings with the Securities and Exchange Commission. Readers should carefully review these risk factors, and should not place undue reliance on our forward-looking statements.  These forward-looking statements are based on information, plans and estimates at the date of this report. We undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

	Ellen Chiniara	(781)	647-3900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☐ Yes    ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2016.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALERE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2016	By:	/s/ Ellen Chiniara
Name: Ellen Chiniara
Title: Executive Vice President and General Counsel

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).